EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $6,983,000 (comprised of (i) $2,879,000 maximum aggregate offering price with respect to notes linked to the EURO STOXX 50® Index, (ii) $4,104,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Futures Excess Return Index).